Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated September 30, 2022, except for Note 1 which is dated January 31, 2023 and Notes 14 and 28 which are dated February 21, 2023 in Amendment No.2 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-268456) with respect to the consolidated statements of financial position of CytoMed Therapeutics Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in two-year period ended December 31, 2021, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
February 21, 2023	Certified Public Accountants
PCAOB ID: 1171